Novartis AG Postfach 4002 Basel Switzerland

May 10, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Novartis AG

Form 20-F for Fiscal Year Ended December 31, 2011

Filed January 25, 2012

File No. 001-15024

Dear Mr. Rosenberg:

This is in reply to your letter addressed to Jonathan Symonds, our Chief Financial Officer, dated April 12, 2012. For ease of reference, we set forth your comments below, followed by our responses.

Item 5. Operating and Financial Review and Prospects

Item 5.A Operating Results

Factors Affecting Results of Operations

Patent Expirations, Generic Competition Pressure in the Industry, page 89

SEC request:

1.                                      Your disclosure states that the loss of exclusivity for one or more important products will have a material negative impact on the Group’s results of operations. Please provide us proposed disclosure to be included in future periodic reports that includes to what degree you expect erosion from generic competition to impact net income in the following year and include the factors that would impact the magnitude of the negative impact.

Novartis response:

In order to assist investors in assessing the expected impact of the loss of exclusivity of key Group products, commencing with the filing of our Form 20-F for the year ending December 31, 2012 (the “2012 20-F”) we will provide information regarding the products’ aggregate total net sales in the preceding year, will set forth our estimate of the impact that the loss of exclusivity will have on the products’ aggregate total net sales in the following year, and state that, because we typically have substantially reduced marketing and R&D expenses related to a product in its final year of exclusivity, it is expected that the impact on operating income will correspond to a significant portion of the lost sales.

Item 5.B Business Overview

Notes to the consolidated financial statements

11. Goodwill and intangible asset movements, page F-42

SEC request:

2.                                      Paragraphs 50 and 55 of IAS 36 require estimates of future cash flows and the discount rate to be determined on a pre-tax basis. Therefore, please provide us proposed disclosure to be included in future periodic reports that states the company’s impairment policy uses post-tax cash flows and a post-tax discount rate to arrive at value in use, if true, as well as:

•                  An assertion in your accounting policy note that the use of post-tax assumptions does not result in a value in use that is materially different had pre-tax assumptions been used; and

•                  The pre-tax discount rate

Novartis response:

IAS 36 paragraph 18 defines the recoverable amount as the higher of an asset’s or cash-generating unit’s (i) ‘fair value less costs to sell’ and (ii) its ‘value in use’.

The Company usually measures the recoverable amounts of its intangible assets and its cash generating units including any goodwill on a ‘fair value less costs to sell’ basis. This method allows post-tax cash flows and post-tax discount rates to be utilized. Where this calculation produces a recoverable amount that is higher than the asset’s carrying value, it is generally unnecessary to also consider the ‘value in use’ calculation.  This is due to the fact that if the ‘value in use’ calculation produces a higher value, then an impairment charge is even more remote, and if it produces a lower value than the ‘fair value less costs to sell’ method, then this will not be used to assess the recoverable value of the asset as only the higher value needs to be considered. When the ‘value in use’ method is utilized the Company uses pre-tax cash flows and will utilize and disclose the pre-tax discount rate that is used.

Accordingly, in order to assist investors in understanding how the Company conducts such analyses, commencing with the filing of our 2012 Form 20-F the Company will modify the section Impairment of long-lived intangible and tangible assets in the accounting policies described in note 1 (which begins on page F-12 of our 2011 Form 20-F) as follows:

Usually, Novartis uses the ‘fair value less costs to sell’ method for its impairment tests with post-tax cash flows and post-tax discount rates.  In the limited cases where the ‘value in use’ method is applied, pre-tax cash flows and discount rates are used.

15. Trade receivables, page F-48

SEC request:

3.                                      Please provide us proposed disclosure to be included in future periodic reports that breaks out the amount of trade receivables from product sales by country in Greece, Italy, Spain and Portugal and also disclose the amounts that are past due from each of these countries separately. Disclose the portion in each of these countries that is due directly from the government or funded by the government. Tell us the amount of allowance for doubtful accounts at December 31, 2011 related to receivables in each of these countries and why you consider that amount to be adequate.

Novartis response:

In our Form 20-F for the year ending December 31, 2011 (the “2011 Form 20-F”), we disclosed an aging and provision analysis for trade receivables as of December 31, 2011 on page F-48, and provided qualitative comments on the risks related to the distressed Eurozone countries.

In response to your request, the following are the total trade receivables overdue for more than one year for the four specified Eurozone countries, substantially all of which was due directly from local governments or from government-funded entities, and related allocated allowances for doubtful accounts at December 31, 2011:

in USD m	Total
Gross trade receivables for Greece, Italy, Spain and Portugal	1,551
Past due for more than one year	214
Provision	70

Trade receivables in Italy and Spain represent approximately 90% of the amounts past due for more than one year for the four countries shown above and approximately 70% of the related provision. We considered this provision to be adequate based on the stated positions of the applicable governments; customary relationships and contractual terms with government-sponsored institutions within the EU, including historical payment patterns; and our experience with distressed settlement situations such as Greece and the experience gained from negotiating factoring arrangements with commercial banks in the countries involved during late 2011.

With respect to your request regarding future periodic reports, given the size of the amounts at issue as compared with (i) our total net sales in 2011 of $58.6 billion, (ii) our total gross trade receivables as of December 31, 2011 of $10.5 billion; and (iii) our total receivables overdue more than one year as of December 31, 2011 of $305 million, we believe that the requested information is not material to investors in Novartis AG shares, and therefore not required to be disclosed.

20. Provisions and other non-current liabilities

Legal matters, page F-65

SEC request:

4.                                      Please provide us proposed disclosure to be included in future periodic reports to include, where practicable, an estimate of the financial effect for each legal proceeding discussed.  If it is not practicable to disclose this information, that fact should be stated. Please refer to paragraphs 86 and 91 of IAS 37.

Novartis response:

In order to assist investors in understanding the Company’s legal proceedings, commencing with the filing of our 2012 Form 20-F, the Company will revise its disclosures concerning legal contingencies by providing an estimate, where practicable, of the financial effect for each major legal proceeding discussed, or relevant groups of such proceedings, or alternately stating that such estimates are not practicable, as applicable.  Specifically, we will amend note 20 to include additional disclosures for the amount included in a line in the table ‘provisions for product liability, governmental investigations and other legal matters’ substantially as follows:

The provisions for product liability, governmental investigations and other legal matters represent our current best estimate of the total financial effect for the above-mentioned and other less-significant matters for items where there is a probable potential cash outflow. We have not provided for certain adverse trial court verdicts in xxx cases against our affiliates amounting to an aggregate $xxx million since we currently believe that we will ultimately win these cases on appeal. In an additional xxx cases against our affiliates which have not yet gone to trial, plaintiffs’ alleged claims amount to an aggregate of $xxx million which we did not provide for, since we currently believe that we will ultimately prevail in these cases.  A number of other legal matters are currently in such early stages that we have not made any provisions other than for legal fees since we cannot estimate any potential outcome of these cases and potential losses.

*       *       *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter responds to the issues raised in your comment letter.  If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

Novartis AG

/s/ JONATHAN SYMONDS	/s/ FELIX R. EHRAT
Jonathan Symonds	Felix R. Ehrat
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group